UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(F)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND

RULE 14F-1 THEREUNDER

BRAVO MULTINATIONAL, INC.

____________________________________

(Name of Registrant)

Wyoming	000-53505	85-4068651
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

2020 General Booth Blvd., Suite 230

Virginia Beach, VA 23454

______________________________________________

(Address of Principal Executive Offices)

757-306-6090

_________________________________________

(Registrant's Telephone Number, Including Area Code)

-i-

BRAVO MULTINATIONAL INCORPORATED

2020 General Booth Blvd., Suite 230

Virginia Beach, VA 23454

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Bravo Multinational, Inc. (the "Company" or "BRVO") at the close of business on May 19, 2023 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about May 19, 2023.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about April 11, 2023 in a private transaction, the control blocks of the Company’s shares were transferred to a new majority owner. The new owners have determined to reconstitute the Board of Directors and the executive officers.  This Information Statement contains information about persons who will serve as officers of the Company or as Directors.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement where there is a change in a majority of the Company's directors if that change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of unlimited shares of common stock, par value $0.0001 per share, of which 47,641,011 shares are issued and outstanding and an unlimited shares of preferred stock of $0.0001 par value, of which no Series A preferred shares are issued and outstanding. Each share of common stock is entitled to one vote and the outstanding Series A Preferred Stock is entitled to 100 votes per share with respect to all matters to be acted on by the stockholders and each share of Series A Preferred Stock is convertible into 100 shares of common stock.

Transaction

On April 11, 2023 the control block of the Company’s common stock was transferred in a private transaction to new owners. As a result of this transaction, the new shareholders acquired approximately 63% of the voting rights in the capital stock of the Company (“the Transaction”).

DIRECTORS AND EXECUTIVE OFFICERS

Our directors, executive officers and key employees, and their ages as of the date of the Transaction, are listed below. Our directors hold office for one-year terms or until their successors have been elected and qualified.

Name	Age	Position
Merle Ferguson	76	President/CEO/Treasurer and a Director
Richard Kaiser	58	Corporate Secretary/CFO and a Director

The biographies of the directors and officers as of this transaction date are set forth below as follows:

Merle Ferguson became a Director and President of the Company on November 19, 2018. Prior to that, he had no relationship with the Company. Mr. Ferguson attended Yakima Valley College from 1964-1966 with a major in forestry and a minor in Business Management. In April of 1966, he enlisted in the United States Marine Corps., and served two tours in Vietnam. He was honorably discharged from the Marine Corps. in 1970.  From 2001 to 2018, Mr. Ferguson has served as Chairman, Secretary, Treasurer and majority shareholder of Predictive Technology Group, Inc., a company located in Salt Lake City, Utah, which is a biotech company that manufactures and markets products involving stem cells and genetic therapeutics.  From January, 2009 to the present, Mr. Ferguson has served as Chairman, President, CEO, CFO and majority owner of Element Global, Inc., located in Virginia Beach, Virginia.   Element Global provides mining, media and energy services.  The stock of Element Global trades on the OTC Markets Pink, no information market. Beginning in May 2014, Mr. Ferguson also became Chairman and President of Element Global.  From January, 2002 to 2014, Mr. Ferguson served as an Officer and Director of Gold Rock, Inc.  Since 2014, he has also served as President, Chairman and CEO of Gold Rock, Inc. located in Virginia Beach, Virginia. Gold Rock manufactures homes using rare earth substances and recycled tires.  Gold Rock’s common stock is traded on the over the counter market.

Richard Kaiser since 2018 is the Company’s Director, CFO, Corporate Secretary and Corporate Governance Officer. He has served as an officer and Co-Owner of Yes International since July, 1991. Yes International is a full-service EDGAR conversion filing agent, investor relations and venture capital firm located in Virginia Beach, Virginia. In 1990, Mr. Kaiser received a Bachelor of Arts degree in International Economics from Oakland University (formerly known as Michigan State University-Honors College.) From July 1, 2013 to the present, Mr. Kaiser has also served as a director, secretary and interim CFO of BioForce NanoSciences Holdings, a public company, trades under symbol BFNH on OTC Markets and is a Nevada Corporation with its headquarters located in Virginia Beach, Virginia. BioForce NanoSciences Holdings, Inc. is in the business private labeling vitamins and nutritional supplements. Since July 2020, Mr. Kaiser is also on the board of Element Global, Inc., a Wyoming Corporation, and a wholly-owned subsidiary of BioForce Nanosciences Holdings, Inc. In August 2022, Mr. Kaiser became a Director and Chief Financial Officer of Gold Rock Holdings, Inc., located in Virginia Beach, VA. Gold Rock Holdings is a Nevada Corporation which trades under the symbol GRHI on OTC Markets. Gold Rock Holdings, Inc. provides underground construction management services for laying fiber optic and copper cables. In the past, Mr. Kaiser held the position of Investor Relations for Royal Standard Minerals, Inc. and Scorpio Mining, Inc. He was also Head of Corporate Communication and Investor Relations at Air Packaging Technologies, Inc. and Puff Pack Industries, Inc. Mr. Kaiser has 30 years’ experience working with public companies.

As part of the change in control transaction Mr. Ferguson resigned all his positions with the Company and Mr. Kaiser will retain his positions.  In addition, as part of the change in control transaction and without a vote of the shareholders, the individuals below will be appointed to the positions indicated next to their name.

APPOINTMENTS TO THE BOARD OF DIRECTORS AS PART OF THE CHANGE IN CONTROL TRANSACTION

Name	Age	Position(s)
Grant Cramer	61	CEO and Director
Frank Hagan	69	President and Director
Kayla Slick	35	COO and Director
Joshua Vance	43	Director

BIOGRAPHY

The following sets forth biographical information regarding the Company’s proposed officers and directors following the completion of the Transaction:

GRANT CRAMER

Mr. Cramer, age 61, has been appointed Chief Executive Officer and a Director of the Company. Mr. Cramer has over three decades of experience in the entertainment business, and he has worked as an actor, writer, producer and production executive.  Mr. Cramer founded Landafar Entertainment in Los Angeles, California in 2016 and Global Pictures Media in Ocala, Florida in 2015. As part of his work with those companies, he has developed and produced 14 feature films, including End Of Watch, Escape Plan, and 2 Guns. Mr. Cramer was also the executive producer of Lone Survivor, November Man, and Arctic Dogs. Mr. Cramer also produced And So It Goes, which was directed by Rob Reiner and starred Michael Douglas and Diane Keaton. His 30-minute short film Say Goodnight, Michael won several awards, including the Grand Jury Award at the New York International Independent Film Festival. Mr. Cramer attended the University of California Los Angeles from 1979 to 1981.

FRANK HAGAN

Mr. Hagan, age 69, has been appointed President and Director of the Company.  Mr. Hagan is a seasoned producer with over 30 years of experience in the entertainment industry. He has produced national and local TV shows, award-winning talk shows, and reality programs.  Mr. Hagan co-founded RRE Media, LLC. (Production Company) in 2011.  Mr. Hagan has worked as a producer for major networks, including Discovery, History Channel, and Relativity Media. Mr. Hagan attended St. Mary’s College in Emmitsburg, Maryland, from 1971 to 1972.  From 1973 to 1974, Mr. Hagan attended Westchester Community College in Valhalla, New York, where he received an Associate’s degree.

KAYLA SLICK

Mrs. Slick, age 35, has been appointed Chief Operating Officer and a Director of the Company. Mrs. Slick has 15 years of experience in operations management, business development, strategic and digital marketing, and public relations. Mrs. Slick worked at The Platt Group and INSIDE Public Accounting from 2009 to 2016. Mrs. Slick co-founded and produced The PRIME Symposium in 2011, an annual conference, built around the best practices of IPA’s Best of the Best firms. From 2013 to 2015, Mrs. Slick worked at Tricor Automotive Group as Administrator, organizing annual global events for shareholders. In 2016 to 2022, she worked for Interactive Digital Solutions, Inc. where she developed the Sales Development Program and was later promoted to Marketing Communications Director for their MedSitter, LLC division. Mrs. Slick attended Purdue University from August 2006 to December 2010 and she received a Bachelor of Science degree in Financial Counseling & Planning and Organizational Leadership & Supervision.  She is currently pursuing her Master of Science degree in Communications at Purdue University.

JOSHUA VANCE

Mr. Vance, age 43, was appointed as a Director of the Company. Mr. Vance has over 24 years’ experience in Commercial Real Estate. Mr. Vance is a partner at Mountain West Commercial Real Estate, where he is engaged in buying, leasing and selling commercial real estate from 1999 to present.  Mr. Vance has been a proprietor of BOM, LLC. From August 2006 to present, Mr. Vance was employed at InterNet Properties, Inc. buying, leasing and selling real estate.

RICHARD KAISER

Mr. Kaiser will retain his role as a Director and Chief Financial Officer of the Company (See biography above).

CORPORATE GOVERNANCE MATTERS

Committees

The Company does not currently have an audit or any other committees of the Board of Directors.  The entire board of directors performs the functions of committees, including an audit committee, but no written charter governs the actions of the board when performing the functions of what would generally be performed by an audit committee. The board approves the selection of our independent accountants and meets and interacts with the independent accountants to discuss issues related to financial reporting. In addition, the board reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor. At the present time, Richard Kaiser, our chief financial officer is considered to be our expert in financial and accounting matters.

In the future, the Company intends to establish an audit committee, which will consist of independent directors, of which at least one director will qualify as a qualified financial expert, as that term is defined in Item 407(d)(5)(ii) of Regulation S-K. The audit committee’s duties would be to recommend to the Board of Directors the engagement of independent auditors to audit our financial statements and to review its accounting and auditing principles. The audit committee will review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of the Board of Directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Code of Ethics

Under the Sarbanes-Oxley Act of 2002 and the Securities and Exchange Commission’s related rules, the Company is required to disclose whether it has adopted a code of ethics that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The Company has not adopted a code of ethics that applies to its chief executive officer, chief financial officer or other officers, legal counsel or to any person performing similar functions. The Company plans to adopt a code of ethics in the near future.

RELATED PARTIES

There is no family relationship between any Director, executive or person nominated or chosen by the Company to become a Director or executive officer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of May 19, 2023, the name and shareholdings of each director, officer and stockholders beneficially owning more than five percent of the Company’s outstanding shares of 47,641,011. Except, as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.

Name	Address (1)	Title of Class	Beneficially Owned	% of Shares (2)
TSMS, LLC. (3)	8 The Green, Ste 1208, Dover, DE 19901	Common	4,242,858	8.91%

Greenstem Consulting LLC. (4)	8 The Green, Ste 4000, Dover, DE 19901	Common	120,000	0.25%

La La La, LLC. (5)	8 The Green, Ste 4000, Dover, DE 19901	Common	4,363,857	9.16%

WTFJ Investments, LLC. (6)	8068 W. Sahara Ave, Ste C, Las Vegas, NV 89117	Common	4,363,857	9.16%

Richard Tavano	1208 Dry Point Ct, Las Vegas, NV 89144	Common	2,993,920	6.28%

Paul Parliament	P.O.B. 299, St. Davids, Ontario, Canada L021P0	Common	5,013,687	10.52%

Richard Kaiser (7)	3419 Virginia Beach Blvd, # 252, Virginia Beach, VA 23452	Common	1,664,801	3.49%

As a group (8)		Common	1,864,801	3.74%

(1) Unless otherwise indicated, the address for each of these stockholders is c/o Bravo Multinational Incorporated, 2020 General Booth Blvd., Unit 230, Virginia Beach, VA, 23454. Also, unless otherwise indicated, each person named in the table above has the sole voting and investment power with respect to our shares of common stock or preferred stock of the Company, which they beneficially own.

(2) Direct and indirect Beneficial Ownership percentages are determined in accordance with the rules of the Securities and Exchange Commission. As of May 19, 2023, there were outstanding 47,641,011 shares of our common stock outstanding.

(3) TSMS, LLC, a Delaware Limited Liability Corporation, is an entity controlled by Mr. Tim Shelburn.

(4) Greenstem Consulting Group, LLC., a Delaware Limited Liability Corporation, is an entity controlled by Ms. Kayla Slick who is also a Director and Chief Operating Officer of Bravo Multinational Incorporated.

(5) La La La, LLC., a Delaware Limited Liability Corporation, is an entity controlled by Mr. Brian Lemke.

(6) WTFJ Investments, LLC., a Nevada Limited Liability Corporation, is an entity controlled by Mr. Wayne Jefferies.

(7) Mr. Richard Kaiser is a Director and Chief Financial Officer of Bravo Multinational Incorporated.

(8) Officers and Directors ownership held directly and indirectly.

Change in Control

On April 11, 2023, there has been a change in control of the Company due to the purchase of shares representing approximately 63% of the voting shares for a payment in cash of $600,000.  The funds used for the acquisition were personal and corporate funds.

EXECUTIVE COMPENSATION

 The following table sets forth compensation for our two named executive officers for the two completed fiscal years ended December 31, 2021 and December 31, 2022:

Name and Principal Position	Year	Salary ($)(2)	Stock Award ($)	Total ($) (1)(2)
Merle Ferguson President, CEO and Director	2022 2021	$-0- $-0-	$-0- $-0-	$-0- $-0-
Richard Kaiser CFO, Secretary and Director	2022 2021	$-0- $-0-	$-0- $-0-	$-0- $-0-

(1) Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is more than $10,000.

(2) Employment agreements were entered into with Mr. Ferguson and Mr. Kaiser in 2020.  Total accrued but unpaid  compensation owed to Mr. Ferguson and Mr. Kaiser under those contracts was approximately $1,443,417.  On April 11, 2023, the board of directors agreed with Mr. Ferguson and Mr. Kaiser to eliminate previously accrued employment compensation, board of directors’ fees and related party fees owed to Messrs. Ferguson and Kaiser.

Outstanding Equity Awards at Fiscal Year-End

None.

INDEMNIFICATION

Our bylaws provide that we will indemnify our directors and officers to the fullest extent allowed by Wyoming law.  Our bylaws provide that we will advance all expenses incurred to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director or officer, or is or was serving at our request as a director or executive officer of another company, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding voting Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the Company’s current fiscal year in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity has been indebted to the Company at any time since the beginning of the Company's fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

NO DISSENTERS RIGHTS

Under the Wyoming Corporate Statutes shareholders are not entitled to dissenters’ rights with respect to the transactions described in this information statement.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

BRAVO MULTINATIONAL, INC.
	By:	/s/ Richard Kaiser
Date: May 17, 2023		Richard Kaiser, Chief Financial Officer/ Director